SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                        EGAIN COMMUNICATIONS CORPORATION
                        --------------------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.001
                          -----------------------------
                         (Title of Class of Securities)


                                    28225C103
                                    ---------
                                 (CUSIP Number)


                                DECEMBER 31, 1999
                                -----------------
               (Date of Event which Requires Filing of Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


         |_| Rule 13d-1(b)


         |_| Rule 13d-1(c)


         |X| Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 28225C103
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS:                               Gunjan Sinha

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|

                                                                         (b) |_|
--------------------------------------------------------------------------------
    3     SEC Use Only
--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION     United States
--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER               4,596,931 shares
  NUMBER OF    -----------------------------------------------------------------
    SHARES          6    SHARED VOTING POWER             None
 BENEFICIALLY  -----------------------------------------------------------------
 OWNED BY EACH      7    SOLE DISPOSITIVE POWER          4,596,931 shares
   REPORTING   -----------------------------------------------------------------
  PERSON WITH       8    SHARED DISPOSITIVE POWER        None
-------------------------------------------- -----------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
          EACH REPORTING PERSON                                 4,596,931 shares
--------------------------------------------------------------------------------
    10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                         |_|
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)                                             16.0%
--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                         IN
--------------------------------------------------------------------------------

ITEM 1(A) NAME OF ISSUER:

         eGain Communications Corporation

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         455 W. Maude Avenue, Sunnyvale, California 94086

ITEM 2(A) NAME OF PERSON FILING:

         Gunjan Sinha

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         455 W. Maude Avenue, Sunnyvale, California 94086

ITEM 2(C) CITIZENSHIP:

         United States

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

         Common Stock, $.001 par value

ITEM 2(E) CUSIP NUMBER:

         28225C103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)  |_| Broker or Dealer registered under Section 15 of the Act
         (b)  |_| Bank as defined in section 3(a) (6) of the Act
         (c) |_| Insurance Company as defined in section 3(a) (19) of the Act
         (d) |_| Investment Company registered under section 8 of the Investment Company Act
         (e) |_| Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
         (f) |_| An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
         (g) |_| Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)
         (h) |_| A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
         (j)  |_| Group, in accordance with Section 240.13d-1(b)(ii)(J)

         Not applicable.

ITEM 4. OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned: 4,596,931 shares of Common Stock

         (b) Percent of class: 16.0%. The calculation of percentage of beneficial ownership was derived from the Issuer's Quarterly Report on Form 10-Q for the period ending December 31, 1999, filed with the Commission on February 14, 2000, in which the Issuer stated that the number of shares of Common Stock outstanding as of December 31, 1999 was 28,714,176.

         (c)  Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote: 4,596,931 shares

              (ii)  Shared power to vote or to direct the vote: None.

              (iii) Sole power to dispose or to direct the disposition of:
                    4,596,931 shares

              (iv)  Shared power to dispose or to direct the disposition of:
                    None

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATIONS

         Not applicable.

SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 16, 2000.

                                       eGAIN COMMUNICATIONS CORPORATION



                                       By         /S/ GUNJAN SINHA
                                         ---------------------------------------
                                                    Gunjan Sinha